United States
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

April 26, 2013

Re:	Equisource Hotel Fund I, LLP Filed December 12, 2012 File No. 333-185267

Dear Mr. Kluck:

We are hereby requesting acceleration of effectiveness of the above referenced Form S-11, as amended, in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 4:00 P.M. EST on Monday, April 29, 2013 or as soon as there after practicable.

In conjunction with this request for acceleration of the effective date of the above referenced Form S-11, the issuer acknowledges that:

●	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information to grant effectiveness, please advise.

Please notify the undersigned upon effectiveness of the Form S-11 at to the Company’s Securities Counsel at jillian@jilliansidoti.com.

Thank you for your assistance.

Sincerely,

/s/ Andrew Jolley
Andrew Jolley